VIA EDGAR CORRESPONDENCE

December 23, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Re:  Capital One Financial Corp.

Form 10-Q for the Quarterly Period Ended September 30, 2020

Filed November 2, 2020

Form 8-K Furnished October 22, 2020

File No. 1-13300

Ladies and Gentlemen:

This letter is in response to your correspondence dated December 18, 2020 concerning Capital One Financial Corp.’s Form 10-Q for the Quarterly Period Ended September 30, 2020 as filed on November 2, 2020 and the Form 8-K furnished on October 22, 2020. In that letter, you requested that we respond to the comments contained in the letter within ten business days or advise the Staff when we will respond. We respectfully request a ten business day extension of the original due date requested by the Staff in order to allow us to prepare a complete response to the Staff’s comments. We anticipate that our response will be submitted to your office no later than January 20, 2021.

Very truly yours,

/s/ R. Scott Blackley
R. Scott Blackley
Chief Financial Officer Capital One Financial Corp.